FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 4

Asset Protection Scheme

Appendix 4 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.
Covered amount
£bn

Covered assets at 31 December 2010	194.7
Disposals	(1.4)
Maturities, amortisation and early repayments	(10.6)
Effect of foreign currency movements and other adjustments	(0.9)

Covered assets at 31 March 2011	181.8
Disposals	(1.5)
Maturities, amortisation and early repayments	(13.7)
Effect of foreign currency movements and other adjustments	1.1

Covered assets at 30 June 2011	167.7

Key points
•	Covered amount has reduced by £114 billion since scheme inception (December 2008) from £282 billion to £168 billion.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

Credit impairments and write downs
The table below analyses the cumulative credit impairment losses and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Loans and advances	19,777	18,799	18,033
Debt securities	10,785	11,085	11,747
Derivatives	2,125	1,826	2,043

	32,687	31,710	31,823

By division:
UK Retail	3,124	3,053	2,964
UK Corporate	1,838	1,703	1,382
Ulster Bank	1,190	1,040	804

Retail & Commercial	6,152	5,796	5,150
Global Banking & Markets	1,420	1,445	1,496

Core	7,572	7,241	6,646
Non-Core	25,115	24,469	25,177

	32,687	31,710	31,823

Key point
•
Cumulative credit impairments and write-downs increased by £1.0 billion in the quarter, reflecting further impairments and write-downs (£1.0 billion) and exchange rate movements (£0.1 billion) partially offset by Non-Core disposals (£0.1 billion).

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation
The Group has agreed with HM Treasury modifications to the Scheme rules, which affect most APS portfolios in Global Banking & Markets and an APS portfolio in UK Corporate that relates to larger clients. All other APS portfolios in the Group are unaffected. The overall economic aspects of the Scheme are unchanged, including value and term of cover, credit derivative valuation and capital effects.

The modified rules for recognition of triggered assets align more closely to the Group's normal accounting and risk management procedures and will reduce the administrative burden of operating the Scheme. For the portfolios subject to these changes, the calculation of loss now takes into account expected recoveries in addition to those already received. This has resulted in a reduction in first loss utilisation. A comparison of losses arising under the original Scheme rules with those arising under the modified Scheme rules is set out below. This covers the period from Scheme inception to 31 March 2011 (the last point at which the original rules applied for the affected assets).

£m

Original First Loss Utilisation	38,961
Assets not triggered under modified rules (1)	(4,126)
Assets triggered under modified rules (2)	997
Expected recoveries (3)	(6,272)

Revised First Loss Utilisation	29,560

Notes:
(1)	Assets that had triggered under the original Scheme rules but were not impaired or defaulted are not triggered under the modified rules.
(2)	Assets that had not yet triggered under the original Scheme rules but had impaired or defaulted are triggered under the modified rules.
(3)	For assets which have triggered under both original and modified rules, this amount represents the excess of expected recoveries over cash recoveries received to date.

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation (continued)
The table below shows the first loss utilisation under the original and modified rules.

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Total net triggered amount
30 June 2011	£m	£m	£m	£m

UK Retail	3,895	(608)	-	3,287
UK Corporate	1,914	(622)	806	2,098
Ulster Bank	1,918	(202)	-	1,716

Retail & Commercial	7,727	(1,432)	806	7,101
Global Banking & Markets	-	-	962	962

Core	7,727	(1,432)	1,768	8,063
Non-Core	14,676	(2,190)	7,753	20,239

	22,403	(3,622)	9,521	28,302

Loss credits				1,632

				29,934

31 March 2011

UK Retail	3,789	(514)	-	3,275
UK Corporate	1,930	(559)	768	2,139
Ulster Bank	1,659	(216)	-	1,443

Retail & Commercial	7,378	(1,289)	768	6,857
Global Banking & Markets	-	-	994	994

Core	7,378	(1,289)	1,762	7,851
Non-Core	14,852	(2,007)	7,396	20,241

	22,230	(3,296)	9,158	28,092

Loss credits				1,468

				29,560

31 December 2010

UK Retail	3,675	(455)	-	3,220
UK Corporate	1,690	(427)	597	1,860
Ulster Bank	1,500	(160)	-	1,340

Retail & Commercial	6,865	(1,042)	597	6,420
Global Banking & Markets	-	-	962	962

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation (continued)

Key points
•
In Q2 2011 the Group received loss credits of £0.2 billion in relation to disposals. The Group and the Asset Protection Agency remain in discussion with regard to loss credits in relation to the withdrawal of £0.5 billion of derivative assets during Q2 2010.

•	As previously disclosed the Group expects an average recovery rate of approximately 45% across all portfolios.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

UK Retail	10.7	11.4	12.4
UK Corporate	19.3	21.5	22.9
Ulster Bank	7.6	7.4	7.9

Retail & Commercial	37.6	40.3	43.2
Global Banking & Markets	10.3	11.1	11.5

Core	47.9	51.4	54.7
Non-Core	47.3	47.0	50.9

APS RWAs	95.2	98.4	105.6

Key point
•	The decrease of £3.2 billion in RWAs reflects pool movements, partially offset by changes in risk parameters principally in Non-Core and Ulster Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary